Exhibit 99.1

ShangPharma Corporation Announces Resignation of a Director

Shanghai, October 14, 2011 — ShangPharma Corporation (NYSE: SHP) (“ShangPharma” or the “Company”), a leading China-based pharmaceutical and biotechnology research and development outsourcing company, today announced that Ms. Wenjuan Xiao, a member of the board of directors of the Company, has resigned from the board, effective October 13, 2011. Ms. Xiao is a co-founder of the Company and is the mother of Michael Xin Hui, the chairman and CEO of the Company. After Ms. Xiao’s resignation, ShangPharma Corporation has five directors, including three independent directors.

About ShangPharma Corporation

ShangPharma Corporation (NYSE: SHP) is a leading China-based contract research organization providing high quality and cost-effective services for the pharmaceutical and biotechnology industry. It offers a broad range of high-quality, integrated services across the drug discovery and development process to help international and Chinese pharmaceutical and biotechnology companies discover and develop novel drug candidates efficiently. ShangPharma’s services consist of discovery chemistry, discovery biology and preclinical development, pharmaceutical development and biologics services. For more information, please visit www.shangpharma.com.

For further information, please contact:

ShangPharma Corporation

In Shanghai, China

Lan Xie

VP of Finance and Investor Relations

E-mail: IR@shangpharma.com

Christensen

In New York, US

Kimberly Minarovich, +1 917-533-3268

kminarovich@christensenir.com

In Hong Kong

Tip Fleming, +852-9212-0684

tfleming@christensenir.com